Frontier Fund Management LLC

April 12, 2018

VIA E-MAIL AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn: Mr. Robert F. Telewicz Jr.

Re:

Frontier Funds

Frontier Balanced Fund

Frontier Diversified Fund

Frontier Heritage Fund

Frontier Long/Short Commodity Fund

Frontier Masters Fund

Frontier Select Fund

Frontier Winton Fund

Form 10-K

Filed March 31, 2017

File No. 000-51274

Dear Mr. Telewicz:

Frontier Fund Management LLC, the managing owner of Frontier Funds (formerly, Equinox Frontier Funds), a Delaware statutory trust (the “Trust”), organized in series (each of the above-referenced series of the Trust, a “Series” and collectively, the “Series”), hereby files, via EDGAR, a supplement to its prior response letter, dated March 19, 2018, to the Securities and Exchange Commission (the “Commission”), relating to the Trust’s and each Series’ Form 10-K filed on March 31, 2017 (File No. 000-51274). We have prepared this letter with the assistance of our outside legal counsel. A copy of this letter has been sent to the Commission via electronic mail.

This letter is provided in response to a telephone conversation on April 9, 2018 between Mr. Peter McPhun of the Commission’s staff and our outside legal counsel, Tim Selby of Alston & Bird LLP, requesting clarification to the undertaking made in the prior response letter, dated March 19, 2018.

As discussed, we confirm that the disclosure described in the undertaking made in our prior response relating to Item 303 of Regulation S-K (Management’s Discussion and Analysis of Financial Condition and Results of Operations) will be included in future public filings, commencing with reports made during the fiscal year ended December 31, 2018.

Securities and Exchange Commission

April 12, 2018

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (303) 454-5501, or our outside counsel, Timothy Selby of Alston & Bird LLP, at (212) 210-9494.

Sincerely,

/s/ Patrick F. Hart

Patrick F. Hart

Member of the Executive Committee

Cc:    Timothy P. Selby, Alston & Bird LLP

   Allison A. Muth, Alston & Bird LLP